Effective July 1, 2013, each Fund no longer follows the accounting practice known as "Equalization" under which a portion of the proceeds from sales and costs of reacquiring Fund shares, equivalent on a per share basis to the amount of the distributable net investment on the date of the transaction, is credited or charged to undistributed net investment income. As a result of this change, the two line items have been removed from the Statement of Changes in Net Assets ("Net Equalization Credit and Charges" and
"Net Income Equalization") for the period ended June 30, 2014, and the Statement of Changes for the prior period has been restated to reflect this change. There is no impact to the net assets or the results of operations or the financial highlights for each of the periods presented. We consider this change to be a more useful presentation on the Statement of Changes in Net Assets, and we do not consider this change to be significant.